Exhibit 12.1

RenaissanceRe Holdings Ltd. and Subsidiaries

Statement Regarding Ratio of Earnings to Combined Fixed Charges and Preference Share Dividends

	Six months
	ended June 30,	Year ended December 31,
(in thousands)	2015	2014	2013	2012	2011	2010
Calculation of ratio of earnings to fixed charges
Net income (loss)	$241,076	$510,337	$665,676	$566,014	$(92,235)	$702,613
Add back:
Income tax (benefit) expense	(49,746)	608	1,692	1,413	10,385	(6,124)
(Income) loss from discontinued operations	—	—	(2,422)	16,476	51,559	(62,670)
Noncontrolling interests	51,829	153,538	151,144	148,040	(33,157)	116,421
Fixed charges and preference share dividends	27,897	41,630	45,113	60,076	60,761	67,049
Distributed earnings from equity method investees	6,406	10,284	9,876	9,878	9,500	17,856
Less:
(Earnings) losses from equity method investees	(11,455)	(26,075)	(23,194)	(23,238)	36,533	11,814

Earnings available for fixed charges	$266,007	$690,322	$847,885	$778,659	$43,346	$846,959

Fixed charges
Interest expensed	$14,949	$17,164	$17,929	$23,097	$23,368	$21,829
Amortized discounts related to indebtedness	310	92	91	92	92	69
Estimated interest within rental expense	1,447	1,993	2,145	1,992	2,301	3,033

Total fixed charges	$16,706	$19,249	$20,165	$25,181	$25,761	$24,931

Preference share dividends	11,191	22,381	24,948	34,895	35,000	42,118

Total fixed charges and preference share dividends	$27,897	$41,630	$45,113	$60,076	$60,761	$67,049

Ratio of earnings to fixed charges	15.92	35.86	42.05	30.92	1.68	33.97
Ratio of earnings to combined fixed charges and preference share dividends	9.54	16.58	18.79	12.96	0.71	12.63